APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Venue X LLC

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Bryan Wagstaff
Venue X LLC
Boulder, CO

We have reviewed the accompanying financial statements of Venue X LLC (the LLC), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Venue X LLC (the company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the LLC will continue as a going concern. As discussed in Note 3 to the financial statements, the LLC has been dormant since incorporation and will require significant capital to start operations and has stated that substantial doubt exists about the LLC's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Philip Debaugh, CPA

OWINGS MILLS, MD
February 28, 2022

Venue X LLC

Balance Sheet

As of December 31, 2021 and 2020

	2021	2020
	$	$
Assets	-	-
Current Assets	-	-
Cash and cash equivalents	-	-
Trade receivables	-	-
Allowance for doubtful accounts, trade	-	-
Non-trade receivables	-	-
Allowance for doubtful accounts, non-trade	-	-
Related party receivables	-	-
Allowance for doubtful accounts, related party	-	-
Income taxes receivable	-	-
Investments	-	-
Inventories	-	-
Prepaid expenses	-	-
Derivative and hedging assets, current	-	-
Contract assets	-	-
Net investment in leases	-	-
Other current assets	-	-
Assets related to discontinued operations	-	-
Property, plant, and equipment, net of accumulated depreciation of $_____ and $_____ for 2021 and 2020, respectively	-	-
Investments	-	-
Loans and notes receivable, net of allowance for credit losses of $_____ and $_____ for 2021 and 2020, respectively	-	-
Related party loans and notes receivable, net of allowance for credit losses of $_____ and $_____ for 2021 and 2020, respectively	-	-
Contract retainage receivables, net of allowance for doubtful accounts of $_____ and $_____ for 2021 and 2020, respectively	-	-
Goodwill, net of accumulated amortization of $_____ and $_____ for 2021 and 2020, respectively	-	-
Intangible assets, net of accumulated amortization of $_____ and $_____ for 2021 and 2020, respectively	-	-
Deferred tax assets, net of valuation allowance of $_____ and $_____ for 2021 and 2020, respectively	-	-
Investment in subsidiaries	-	-
Assets related to noncontrolling interests	-	-
Intercompany receivables	-	-
Right-of-use assets, finance leases, net of accumulated amortization of $_____ and $_____ for 2021 and 2020, respectively	-	-
Right-of-use assets, operating leases	-	-

Venue X LLC

Balance Sheet

As of December 31, 2021 and 2020

Derivative and hedging assets, noncurrent	-	-
Restricted cash and cash equivalents	-	-
Contract assets	-	-
Net investment in leases	-	-
Other assets	-	-
Assets related to discontinued operations	-	-
Liabilities & Members' Equity	-	-
Liabilities	-	-
Current Liabilities	-	-
Accounts payable and accrued liabilities	-	-
Debt, current	-	-
Current portion of finance lease liabilities	-	-
Current portion of operating lease liabilities	-	-
Derivative and hedging liabilities, current	-	-
Contract liabilities	-	-
Current portion of deferred compensation	-	-
Asset retirement obligations	-	-
Other current liabilities	-	-
Liabilities related to discontinued operations	-	-
Income tax liabilities, current	-	-
Long-term debt, net of debt issuance costs of $_____ and $_____		
for 2021 and 2020, respectively	-	-
Related party debt	-	-
Finance lease liabilities	-	-
Operating lease liabilities	-	-
Deferred tax liabilities	-	-
Liabilities related to noncontrolling interests	-	-
Intercompany payables	-	-
Derivative and hedging liabilities, noncurrent	-	-
Contract liabilities	-	-
Deferred compensation	-	-
Asset retirement obligations	-	-
Other liabilities	-	-
Liabilities related to discontinued operations	-	-
Commitments and Contingencies	-	-
Members' Equity	-	-
Total Venue X LLC Members' Equity	-	-
Noncontrolling interests in consolidated subsidiaries	-	-

Venue X LLC

Balance Sheet

As of December 31, 2021 and 2020

	2021	2020
	$	$

Assets
  Current Assets
    Current Assets
      Cash and cash equivalents
        Cash
        Cash equivalents
        Restricted cash and cash equivalents, current
      Title
      Receivables
        Trade receivables
        Allowance for doubtful accounts, trade
        Non-trade receivables
        Allowance for doubtful accounts, non-trade
        Related party receivables
        Allowance for doubtful accounts, related party
      Loans and notes receivable, current
        Loans and notes receivable, gross, current
        Allowance for doubtful loans and notes receivable, current
        Related party loans and notes receivable, current
        Allowance for doubtful related party loans and notes receivable, current
      Investments, current
        Debt securities, current
        Equity securities, current
        Other investments, current
      Inventories
        Raw materials inventory
        Work in process inventory
        Finished goods inventory
        Other inventory
        Inventory valuation reserves
        Inventory in transit
      Prepaid expenses
        Prepaid rent
        Prepaid insurance
        Prepaid interest
        Prepaid tax
        Other prepaid expenses
      Derivative and hedging assets, current

    Other current assets
       Contract assets, current
       Net investment in leases, current (lessor)
       Miscellaneous other current assets
     Assets related to discontinued operations, current
  Income taxes receivable

Machinery and equipment
Buildings and improvements
Leasehold improvements
Vehicles
Furniture and fixtures
Other depreciable and amortizable assets
Construction in progress
Land
Buildings and improvements - Accumulated Depreciation
Furniture and fixtures - Accumulated Depreciation
Land improvements - Accumulated Depreciation
Leasehold improvements - Accumulated Depreciation
Machinery and equipment - Accumulated Depreciation
Other depreciable and amortizable assets - Accumulated Depreciation
Vehicles - Accumulated Depreciation
Debt securities, noncurrent
Equity securities, noncurrent
Other investments, noncurrent
Loans and notes receivable, gross, noncurrent
Allowance for doubtful loans and notes receivable, noncurrent
Related party loans and notes receivable, noncurrent
Allowance for doubtful related party loans and notes receivable, noncurrent
Intangible assets (other than goodwill), amortizable
Intangible assets (other than goodwill), nonamortizable
Accumulated amortization, intangible assets
Deferred tax assets, noncurrent
Valuation allowance on deferred tax assets, noncurrent
Equity in subsidiaries
Advances to subsidiaries
Assets related to noncontrolling interests
Intercompany receivables
Right-of-use assets, finance leases, gross
Accumulated amortization of right-of-use assets, finance leases

Right-of-use assets, operating leases
Derivative and hedging assets, noncurrent
Restricted cash and cash equivalents, noncurrent
Contract assets, noncurrent
Net investment in leases, noncurrent (lessor)
  Net lease receivable, noncurrent (lessor)
  Net lease unguaranteed residual asset, noncurrent (lessor)
Miscellaneous other noncurrent assets
Assets related to discontinued operations, noncurrent

Total Assets

Liabilities & Members' Equity
  Liabilities
    Current Liabilities
      Current Liabilities
      Income tax liabilities, current
        Income taxes payable, current
        Uncertain tax positions, current

    Total Current Liabilities

    Noncurrent Liabilities
      Noncurrent Liabilities
  Commitments and Contingencies
  Equity

Total Liabilities & Members' Equity

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Venue X LLC

Statement of Income

For the years ended December 31, 2021 and 2020

	2021	2020
	$	$
Gross Profit (Loss)		
Revenues		
Cost of Revenues		
Gross Profit (Loss)		
Operating Expenses		
Other Income		
Intercompany income		
Income tax expense		
Net Income (Loss)		

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Venue X LLC

Statement of Members' Equity

For the years ended December 31, 2021 and 2020

| | Accumulated Total Members' | |
| | Deficit | Equity |
	$	$
Balance at January 1, 2020	-	-
Cumulative effect adjustment for change in accounting principle	-	-
Net income (loss)	-	-
Other comprehensive income, net	-	-
Cash dividends declared, $___ per share	-	-
Stock-based compensation expense	-	-
Stock dividends declared	-	-
Issuance of common stock for exercise of stock options	-	-
Issuance of treasury stock for exercise of stock options	-	-
Withholding of common stock for tax and net settlement provision of option exercises	-	-
Issuance of common stock for vesting of restricted stock	-	-
Issuance of common stock for employee stock purchase plan	-	-
Issuance of common stock	-	-
Issuance of common stock for business acquisition	-	-
Issuance of common stock to directors	-	-
Repurchase and retirement of common stock	-	-
Repurchase of common stock held in treasury	-	-
Sale of common stock held in treasury	-	-
Balance at December 31, 2020	-	-
Cumulative effect adjustment for change in accounting principle	-	-
Net income (loss)	-	-
Other comprehensive income, net	-	-
Cash dividends declared, $___ per share	-	-

10

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Venue X LLC

Statement of Members' Equity

For the years ended December 31, 2021 and 2020

Stock-based compensation expense	-
Stock dividends declared	-
Issuance of common stock for exercise of stock options	-
Issuance of treasury stock for exercise of stock options	-
Withholding of common stock for tax and net settlement provision of option exercises	-
Issuance of common stock for vesting of restricted stock	-
Issuance of common stock for employee stock purchase plan	-
Issuance of common stock	-
Issuance of common stock for business acquisition	-
Issuance of common stock to directors	-
Repurchase and retirement of common stock	-
Repurchase of common stock held in treasury	-
Sale of common stock held in treasury	-
Total	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Venue X LLC

Statement of Cash Flows

For the years ended December 31, 2021 and 2020

	2021 $	2020 $
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	-	-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	-	-
(Increase) decrease in operating assets, net of effects of businesses acquired	-	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired	-	-
Cash flows from operating activities related to discontinued operations	-	-
Net Cash Provided by (Used in) Operating Activities	-	-
Cash Flows from Investing Activities	-	-
Cash Flows from Financing Activities	-	-
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	-	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-	-
Cash, cash equivalents, and restricted cash at beginning of year	-	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	-	-

Notes to the Financial Statements

Venue X LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

Venue X LLC (the Company) incorporated on September 19, 2017 in the State of Colorado. The Company was organized for purposes of operating a mixed use entertainment venue. The Company has been dormant since inception and is currently planning to raise capital via a crowdfunding campaign.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

e. Receivables

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings. The Company files tax returns in the U.S. federal jurisdiction and in the state of Colorado.

Venue X LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

g. Comprehensive income

The company does not have any comprehensive income items other then net income.

h. Subsequent events

Management evaluated all activity of the company through February 28, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company is not yet operating and will require significant capital for continued software development, advertising and other operational expenses. Those factors and conditions create a substantial doubt about the company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.